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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 000-28715
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(Check One):

[X]  Form 10-K and Form 10-KSB          [_]  Form 20-F          [_]  Form 11-K

[_]  Form 10-Q and Form 10-QSB          [_]  Form N-SAR



For Period Ended                    December 31, 2000
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[_]  Transition Report on Form 10-K and 10-KSB

[_]  Transition Report on Form 20-F

[_]  Transition Report on Form 11-K

[_]  Transition Report on Form 10-Q and Form 10-QSB

[_]  Transition Report on Form N-SAR

For the Transition Period Ended
                                ------------------------------------------------

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

         Full name of the Registrant:       Neoforma.com, Inc.
         Former name if applicable:
         Address of principal executive office: 3061 Zanker Road,
                                                San Jose California 95134


PART II - RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is unable to file its annual report on Form 10-K by its due date because:

     (1) As previously announced by press release, the Registrant is in the process of divesting certain of its operations, including General Asset Recovery, LLC and U.S. LifeLine, Inc., and the operations associated with the assets acquired from National Content Liquidators, Inc. In connection with these efforts, management has had to devote substantial attention and resources to identifying potential purchasers, conducting due diligence, structuring the transactions and negotiating the agreements to effect the divestitures. These activities required levels of staffing, administrative resources, logistical efforts and management attention in March 2001 that were substantially greater than had been previously expected, and which prevented the dedication of those resources to preparation of the Form 10-K.

     (2) Unanticipated staffing and logistical issues in completing the current year-end financial statements;

     (3) The Registrant has needed to dedicate a significant (and greater than expected) level of management attention and resources in March 2001 in implementing Registrant's previously announced refocusing of its overall business strategy, and addressing the impact of resulting organizational changes, including the impact of organizational changes related to the divestitures of certain operations as mentioned in (1). These activities required substantial management and administrative resources, preventing the dedication of those resources to preparation of the Form 10-K. In addition, this refocusing has required the resolution of a number of related organizational and business issues, and preparation of the Form 10-K prior to resolution of these issues would not have provided meaningful disclosure regarding the Registrant's ongoing operations; and

     (4) Substantial management and administrative resources were required to structure, negotiate and complete the Registrant's previously announced equity financing and amendment to its outsourcing and operating agreements with a key strategic partner, which were concluded in the first quarter of 2001.


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PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

          Andrew L. Guggenhime                (408)               468-4247
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                 (Name)                    (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes     [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [_] Yes     [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                               Neoforma.com, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 2, 2001                    By: /s/ ANDREW L. GUGGENHIME
                                           -------------------------------------
                                           Andrew L. Guggenhime
                                           Chief Financial Officer


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